Patagonia Gold receives Two Definitive Environmental Permits for Development of Gold and Silver Projects in Argentina

March 9, 2021 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (PGDC.TSXV) announces it has received definitive environmental permits (“Permits”) for both the development of its flagship Cap-Oeste Gold/Silver Project and the restart of its Lomada de Leiva (“Lomada”) Gold Project. These Permits allow for the development and operation of mining operations in the mining friendly Santa Cruz Province in Argentina.

Patagonia had previously disclosed receipt of the preliminary environmental permit for mining and leaching operations at Lomada on October 8, 2020, and receipt of the provisional permit to proceed with the development of the Cap-Oeste Gold/Silver Project on November 23, 2020.

Christopher van Tienhoven, Chief Executive Officer stated: “The receipt of these Permits is a testament to our commitment to become an intermediate gold and silver producer in a sustainable and environmentally friendly manner. We look forward to increased exploration and development and advancing these and other production opportunities.”

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 365 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp.
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to the development of the Company’s mining operations and the Company’s future plans, intentions and expectations. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.